UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 11, 2010
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on October 11, 2010, entitled "Statoil enters Eagle Ford shale - Strengthens US onshore portfolio”.

Statoil enters Eagle Ford shale - Strengthens US onshore portfolio

Statoil ASA (OSE: STL, NYSE: STO) is strengthening and diversifying its US onshore portfolio by entering the Eagle Ford shale area. Through agreements with Enduring Resources, LLC and Talisman Energy Inc., Statoil will acquire 67,000 net acres in the Eagle Ford shale formation in Southwest Texas.

“The magnitude of the shale resources in North America and the significant role these resources are expected to play in the future energy mix make this an attractive opportunity,” says John Knight, senior vice president, business development and global unconventional gas.

“This Eagle Ford position complements Statoil’s existing US onshore portfolio, supplying a different range of hydrocarbons to different markets, and it also has a clear path towards operatorship. We now have a long term flexible portfolio with significant optionality and growth potential from the top shale plays,” Knight continues.

Statoil and Talisman have formed a 50/50 joint venture for the purpose of developing assets in the Eagle Ford shale. As part of the joint venture, Statoil and Talisman have jointly acquired the Eagle Ford assets of Enduring, comprising 97,000 acres (48,500 net to Statoil), in a $1.325 billion transaction. The purchase price equates to about US$10,900 per acre.

Furthermore, Statoil will acquire 50% of Talisman’s existing Eagle Ford acreage and production for $180 million (18,500 acres net to Statoil). As a result, Statoil and Talisman will together hold 134,000 net Eagle Ford acres and associated assets and production in the joint venture.

The two transactions amount to a total consideration for Statoil of $843 million and will deliver recoverable Statoil resources of approximately 550 million barrels of oil equivalent.

In addition, the companies have an option to jointly acquire up to 22,000 net acres.

Initially, Talisman will take the lead as operator for the total acreage with Statoil taking over the operatorship of 50% of the acreage within three years. Governance in the joint venture will be shared equally between the two partners from the start.

“We are pleased to enter into this joint venture with Talisman, an experienced operator in several North American shale plays. We look forward to working together with them in developing and producing these assets in a safe and efficient manner,” says John Knight.

Enduring operates 90% of its leases and this acreage is located in an attractive, liquids rich area of the Eagle Ford play. Statoil expects that a significant proportion of the revenue from Statoil’s Eagle Ford acreage will come from gas liquids and condensate which are competitively located to be sold into the petrochemical and refinery centres in Texas.

The effective date of the transaction is August 1, 2010. The transaction is expected to close by the end of this year.

Additional material on the transaction is available at www.statoil.com.

Morgan Stanley acted as an advisor to Statoil on this transaction.

Conference call

There will be a conference call with CFO Eldar Sætre and SVP John Knight Monday 11 October at 15:45 CET (09:45 EST)

For participation in the conference call please call:

+44 (0)20 7138 0825	UK International Toll
800 19639	Norway Toll Free
0800 032 4094	UK Toll Free
1866 239 0750	USA Toll Free
Confirmation Code	: 8662548

Participants will have to quote the above code when dialling into the conference

Contacts

Investor relations:

Hilde Merete Nafstad, vice president, investor relations Norway, +47 95 78 39 11

Morten Sven Johannessen, vice president, investor relations North America, +1 203 978 6950 (office) or +1 203 570 2524 (mobile)

Media:

Bård Glad Pedersen, media relations manager, +47 918 01 791

Ola Morten Aanestad, vice president, media relations, North America, +1 713 485 2174 (office), or +1 713 498 0585 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: October 11, 2010	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer